DM

18007484

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 67427

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/17** (MM/DD/YY) AND ENDING **12/31/17** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MAGV Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 5th Avenue, Suite 506
(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael C. Seidler **(212) 724-0150**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael C. Seidler**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MAGV Securities, Inc.**, as of **December 31**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Michael Seidler
Signature

CEO
Title

Michael Slattery
Notary Public

MICHAEL SLATTERY
Notary Public - State of New York
NO. 01SL6277937
Qualified in Queens County
My Commission Expires 3/18/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAGV Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2005.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 26, 2018
Atlanta, Georgia

Rubio CPA, PC

MAGV Securities, Inc.

Financial Statements and Schedules
As of December 31, 2017
with
Report of Registered Independent Public Accounting Firm

MAGV Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 115,645
Prepaid Expenses	1,278
Total Assets	**116,923**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	2,688
Due to Related Party	77,468
Accrued Expense	591
Total Liabilities	**80,747**

STOCKHOLDER'S EQUITY
Common stock, no par value, 200 shares authorized,
100 shares issues and outstanding

Additional Paid in Capital	813,853
Retained Earnings	(777,677)
Total Stockholder's Equity	36,176
Total Liabilities and Stockholder's Equity	**$ 116,923**

See accompanying notes

MAGV Securities, Inc.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUES – Transaction Success Fee	$ 409,948
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions and Compensation	263,392
Occupancy	26,822
Technology and Communications	5,141
Other Operating Expenses	31,309
Total Expenses	**326,664**
NET INCOME	**$ 83,284**

MAGV Securities, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	$	**83,284**
Adjustments to reconcile net income to net cash Provided by operations:		
Adjustment to beginning Retained Earnings		(106,616)
(Increase) in prepaid fees:		958
Increase (decrease) in accounts payable		(9,313)
Increase in other current liabilities		38,190
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 6,503
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contributions		225,000
Shareholder Distributions		(197,103)
NET CASH PROVIDED BY FINANCING ACTIVITIES		27,897
Net Increase) in cash and cash equivalents		$34,400
CASH AND CASH EQUIVALENTS BALANCE:		
Beginning of Year		$81,245
End of Year		$115,645

MAGV Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2017

	Paid-in –Capital	Retained Earnings (Deficit)	Total
Balance, **Dec 31, 2016, as previously reported**	588,853	(557,242)	31,611
To record 2016 NYC S-Corp Taxes		(106,616)	(106,616)
Balance, Dec 31, 2016, as restated	588,853	(663,858)	(75,005)
Stockholder Contributions	225,000		225,000
2017 Net Income		83,284	83,284
Stockholder Distributions		(197,103)	(197,103)
Balance, **Dec 31, 2017**	813,853	(777,677)	36,176

See accompanying notes

MAGV Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A - SUMMARY **OF** SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: MAGV Securities, Inc. (the "Company") was organized in January 2006 and became a broker-dealer in March 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In August 2015, the Company changed its name from "USCVG, Inc.", to "MAGV Securities, Inc.", and its headquarters is now at 234 Fifth Avenue, Fifth Floor, New York, NY 10001.

Cash and Cash Equivalents: The Company considers all money market instruments with a maturity of ninety days or less to be cash equivalents.

The Company maintains its bank account in a high credit quality bank. Balances at times may exceed federally insured limits.

Income Taxes: The Company has elected S Corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of **FASB** Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under **FASB** ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

New Pronouncements:

In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for 2018. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms than more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

NOTE B —NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 150-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $34,898, which was $29,515 in excess of its required net capital of $5,383 and its ratio of aggregate indebtedness to net capital was 2.32.

NOTE C - RELATED PARTIES

The Company operated from office premises provided by a related party allocated at a cost of $26,822 for the year to the Company.

The Company operated with administrative staff provided by a related party allocated at a cost of $57,505 for the year.

The Company operated with Technology & Telecom provided by a related party allocated at a cost of $3,347 and $1,794 of Office Expenses, respectively, for the year.

The total allocation cost for the year amounted to $89,468.

At December 31, 2017, the Company had paid $12,000 and was indebted to an affiliate company for $77,468 arising from this arrangement.

Financial position and results of operations would differ from the amounts in the accompanying financial statements had these transactions not been with a related party.

NOTE D - CONCENTRATIONS

Although there were no transactions completed in 2017, one of the transactions closed in 2016 provided three payments in 2017 which generated the entirety of income in 2017.

SUPPLEMENTAL INFORMATION

See accompanying notes.

SCHEDULE I
MAGV SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 150-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2017

NET CAPITAL:

Total Stockholder's Equity	$36,176
Less Non-allowable Assets Prepaid Expenses	1,278
Net Capital Before Haircuts	34,898
Less Haircuts	0
Net Capital	$34,898
Minimum Net Capital Required	5,383
Excess Net Capital	$29,515
Aggregate Indebtedness	$80,747
Net Capital Required based on Aggregate Indebtedness	$ 5,383
Percentage of Aggregate Indebtedness to Net Capital	232%

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF AMENDED FORM *X-17A-5* AS OF DECEMBER 31, 2017.

There is no significant difference between net capital as reported in Part IIA of Form *X-17a-5* and net capital as computed above.

See accompanying notes.

MAGV Securities, Inc.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule *15c3-3* under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE
COMMISSION
AS OF DECEMBER 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

See accompanying notes.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MAGV Securities, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) MAGV Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAGV Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) MAGV Securities, Inc. stated that MAGV Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MAGV Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAGV Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 26, 2018
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

MAGV Securities, Inc.
Michael C. Seidler
CEO, CCO & FINOP
234 Fifth Avenue, Fifth Flr
New York, NY 10001

January 29, 2018

BROKER DEALER'S ANNUAL EXEMPTION REPORT

MAGV Securities, Inc. claims an exemption from provisions of Rule 15c3-3 under Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(1) of the Rule.

MAGV Securities, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Michael Seidler

Michael Seidler
January 29, 2018